FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated September 13, 2016

TRANSLATION
Autonomous City of Buenos Aires, September 13, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Relevant Information

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.
In that connection, YPF S.A. (the "Company") informs that, within the context of the Public Hearing convened by Ente Nacional Regulador Del Gas ("ENARGAS") through Resolutions No. I-3953/16 and I-3957/16 and supplementary resolutions (the "Resolutions"), the Company submitted to the aforementioned regulatory agency a simulation of estimated prices needed to develop and exploit different types of gas under current industry conditions. In accordance with the Resolutions, the Hearing will be held on September 16, 2016 at 9:00 am and will consider (a) the reallocation of tariffs at the Transportation System Entry Points ("TSEPs") and (b) the temporary tariff schedules for transportation and distribution, which will be in effect until the final approval of tariff schedules resulting from the Comprehensive Tariff Review procedure.
This simulation of estimated prices considered a discount rate of 13% and the resulting values of the aforementioned estimate, under specific conditions and processing parameters, result in estimated prices of approximately U.S.$7.60/mmBtu, U.S.$6.20/mmBtu and U.S.$4.00/mmBtu for shale gas, tight gas and conventional gas, respectively. This estimate also assumed a scenario of growth in gas production under the aforementioned parameters. These estimates:

•
Do not represent an investment or production promise, nor an estimate of what the price of any contracts that will be negotiated in a market is or will be, nor a statement regarding the internal production costs of the Company;

•	Do not represent all the elements and considerations for making investment decisions or selling products and services by the Company;

•
Do not represent a specific evaluation of a particular project or a particular set of projects by the Company, nor does it constitute an opinion regarding the evolution of the Company's future costs and prices;

•
Demonstrate only the representative values of the projects organized by category or type of exploitation of natural gas that are being developed or that could be developed in the industry's current state, that is, with the technology, costs of supplies and services, production, interests and financial costs, taxes and bonuses, as well as other current variables usually considered by a natural gas producer.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: September 15, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer